EXHIBIT 23.2

CONSENT OF EXPERT

     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Ivanhoe Mines Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     I hereby consent to the use of and reference to my name and my reports, and the inclusion of information derived from my reports, under the headings “Item 4: Description of the Business – Qualified Persons” and “Item 4: Description of the Business – Oyu Tolgoi Gold and Copper Project, Mongolia” and the use of and reference to my name in “Item 12: Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2004, dated March 30, 2005, and in the 40-F.

  Sincerely,

"Stephen Juras"
Name:	Dr. Stephen Juras
Title:	P.Geo.

  Date:   March 30, 2005